NCM Financial, Inc.

Rosewood Court 2101 Cedar Springs Road, Suite 1050

Dallas, TX 75201

February 13, 2015

VIA EDGAR

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: NCM Financial, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed January 16, 2015

Response dated February 10, 2015

File No. 333-193160

Dear Mr. Crispino:

NCM Financial, Inc. (“NCM Financial”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 10, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Consulting Agreements and Securities Act Compliance

1. The amendments to your consulting agreements with Iota Capital Corp. and Keystone Trading Ltd., filed as exhibits 10.18 and 10.19, respectively, appear to indicate that you will issue shares upon the effectiveness of this registration statement and then at certain interval levels thereafter. Further, it appears that the issuances to be made after the initial issuance will be forfeited if certain performance conditions are not satisfied.

•	Amend your registration statement to remove from registration those shares that are subject to performance conditions and are to be issued after the initial issuance. In this regard, it is our position that the offering of these shares is not complete and, thus, resale registration is not available. For additional guidance, please consider Question 134.01 of our Securities Act Sections Compliance and Disclosure Interpretations.

•	Reconcile the terms of the amended consulting agreements with the disclosure in your prospectus. In this regard, the agreements appear to state that shares will be first issued upon the effectiveness of this registration statement while your disclosure indicates that 13,475,000 shares and 15,000,000 shares have already been issued to IOTA and Keystone, respectively (e.g., pages 31-32).

•	Revise Item 15 on page 61 to provide the information required by Item 701 of Regulation S-K for each issuance of shares. In this regard, briefly state the facts relied upon in reaching your conclusion that the cited exemption or exemptive rule was available for each specific issuance.

Response: NCM Financial, Inc. has removed the registration of 28,475,000 shares of common stock for the consulting agreements for Iota Capital Corp. and Keystone Trading Ltd. Furthermore, NCM Financial has provided a second amendment for each contract for the clarification of the stock issuance, filed as exhibits 10.20 and 10.21. The second amendment provides the same disclosure as the S1 disclosure stated on pages 31 and 32 of the S1 registration amendment filed on January 16, 2015. As a result, NCM Financial made changes to the S1 amendment number 7 to address the common stock removed from being registered. As a result, NCM Financial adjusted the tables and disclosures that correlate directly with the change in the amount of common stock to be registered. NCM Financial has made adjustments to item 15 on page 61. These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended. We have also included the date of sale, number of shares sold, and consideration for such shares.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NCM Financial, Inc.

By:	/s/ Michael A. Noel
Name: Michael A. Noel
Title: Chief Executive Officer